UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RINGCENTRAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76680R206

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vlad Vendrow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,593,973
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,593,973
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,593,973(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.3%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 4,576,673 shares of Class B Common Stock and 17,300 shares of Class A Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vlad Vendrow Trust dated March 13, 2007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,208,873
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,208,873
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,208,873(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.7%(3)(4)
12.	Type of Reporting Person (See Instructions) OO

(3)	Consists of 4,208,873 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(4)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

Item 1.

(a)	Name of Issuer:

RingCentral, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1400 Fashion Island Blvd., 7th Floor

San Mateo, CA 94404

Item 2.

(a)	Name of Person Filing:

Vlad Vendrow

The Vlad Vendrow Trust dated March 13, 2007 (the “Trust”). Mr. Vendrow is the trustee of the Trust.

Mr. Vendrow and the Trust are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The address and principal business office of each Reporting Person is:

c/o RingCentral, Inc., 1400 Fashion Island Blvd., 7th Floor, San Mateo, CA 94404

(c)	Citizenship:

Mr. Vendrow is a U.S. citizen.

The Trust is organized under the laws of California.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

76680R206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Stock owned by such person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 50,769,868 shares of Class A Common Stock and 17,788,569 shares of Class B Common Stock outstanding at December 31, 2014.

The shares beneficially owned by Mr. Vendrow consist of (i) 4,208,873 shares held of record by the Trust; (ii) 185,100 shares held of record by Mr. Vendrow’s minor children; and (iii) 200,000 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2014, 153,124 of which are vested. As sole trustee of the Trust, Mr. Vendrow may be deemed to hold voting and dispositive power with respect to the shares held by the Trust. Mr. Vendrow serves as custodian of his children’s accounts and may be deemed to hold voting and dispositive power with respect to the shares in such accounts. The 200,000 shares underlying the options that are exercisable within 60 days of December 31, 2014 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Vlad Vendrow

	Class A	Class B
(a) Amount beneficially owned:	4,593,973	4,576,573
(b) Percent of class:	8.3%	25.7%
(c) Number of shares as to which person has:	0	0
(i) Sole power to vote or to direct the vote	4,593,973	4,576,573
(ii) Shared power to vote or to direct the vote	0	0
(iii) Sole power to dispose or to direct the disposition of	4,593,973	4,576,573
(iv) Shared power to dispose or to direct the disposition of	0	0

The Trust

	Class A	Class B
(a) Amount beneficially owned:	4,208,873	4,208,873
(b) Percent of class:	7.7%	23.7%
(c) Number of shares as to which person has:	0	0
(v) Sole power to vote or to direct the vote	4,208,873	4,208,873
(vi) Shared power to vote or to direct the vote	0	0
(vii) Sole power to dispose or to direct the disposition of	4,208,873	4,208,873
(viii) Shared power to dispose or to direct the disposition of	0	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2015

/s/ Vlad Vendrow
Vlad Vendrow
THE VLAD VENDROW TRUST DATED MARCH 13, 2007
By: /s/ Vlad Vendrow
Name: Vlad Vendrow Title: Trustee